Exhibit 99.1

NEWS RELEASE

Karora Resources Announces a Significant Reduction in Beta Hunt

Royalty and Strategic Partnership with Maverix Metals

TORONTO, June 30, 2020 – Karora Resources Inc. (TSX: KRR) ("Karora" or the “Corporation") and Maverix Metals Inc. (NYSE American & TSX: MMX) (“Maverix”) are pleased to announce an agreement to reduce the gold royalty at Karora’s Beta Hunt mine which, at closing, will create a strategic partnership aligning both parties in unlocking the significant value at Beta Hunt for their respective shareholders. Maverix has agreed with Karora to reduce the royalty on Beta Hunt gold production from 7.5% to 4.75% effective July 1, 2020. The reduced royalty burden on the Beta Hunt mine will allow both Karora and Maverix shareholders to benefit from a renewed focus on exploration, development and potential future production growth at Beta Hunt.

As consideration for the reduction, Karora will pay US$5 million in cash and issue 35.1 million common shares at C$0.506 per share (the “Share Consideration”) to Maverix. The shares are being priced based on the 20-day VWAP of the Karora common shares on the Toronto Stock Exchange to the close of trading on June 26, 2020. The US$5 million in cash will be paid in two equal installments of US$2.5 million, with the first such payment to be made on closing and the second payment to be made in January 2021.

Closing of the transaction is subject to the receipt of necessary third party approvals (including of the TSX), execution of definitive documentation and other conditions which are customary for a transaction of this nature. The Karora common shares to be issued pursuant to this transaction will be subject to certain restrictions on trading during the period ending June 30, 2021, provided that Maverix will be subject to certain orderly disposition rights of Karora.

Paul Andre Huet, Chairman & CEO of Karora, commented: “Since I accepted the role of Karora CEO, we have consistently stated that one of our goals is to reduce our overall AISC including a reduction in royalties. As such we are extremely pleased to have reached a mutually beneficial agreement with Maverix to reduce the royalty burden at Beta Hunt. We see the reduction of the Beta Hunt royalty as the next transformative transaction following tremendous success with the former Morgan Stanley royalty at our Higginsville property. For the first time in over seven years, a significant portion of the royalty burden on exploration and production has been lifted at Beta Hunt. This transformative agreement will unlock value for both Karora and Maverix shareholders by allowing our strong operational team to develop Beta Hunt to its full potential. It is important to remember that with respect to gold mining, Beta Hunt is still in an early stage of development with vast additional exploration potential for resource growth. We look forward to continue working with our partner, Maverix, to exploit the exciting potential at Beta Hunt.

Daniel O’Flaherty, CEO & Director of Maverix, commented: “We are happy to support Karora’s long term vision of Beta Hunt and to participate in that future not only as a continuing royalty holder, but also as a strategic partner. We look forward to management unlocking the significant geologic and production upside potential at Beta Hunt and are enthused to provide additional incentive to Karora to maximize this value for the benefit of both Maverix and Karora shareholders. We are very pleased to be a part of a win-win transaction”.

About Karora Resources

Karora is focused on growing gold production and reducing costs at its integrated Beta Hunt Gold Mine and Higginsville Gold Operations ("HGO") in Western Australia. The Higginsville treatment facility is a low-cost 1.4 Mtpa processing plant which is fed at capacity from Karora's underground Beta Hunt mine and open pit Higginsville mine. At Beta Hunt, a robust gold mineral resource and reserve is hosted in multiple gold shears, with gold intersections along a 4 km strike length remaining open in multiple directions. HGO has a substantial historical gold resource and highly prospective land package totaling approximately 1,800 square kilometers. In addition, Karora has a 28% interest in a nickel joint venture that owns the Dumont Nickel-Cobalt Project located in the Abitibi region of Quebec. Dumont contains the second largest nickel reserve and ninth largest cobalt reserve in the world. Karora has a strong Board and management team focused on delivering shareholder value. Karora's common shares trade on the TSX under the symbol KRR. Karora shares also trade on the OTCQX market under the symbol KRRGF.

About Maverix Metals

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the Toronto Stock Exchange under the symbol “MMX”.

Cautionary Statement Concerning Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of transaction involving the reduction of the royalty on Beta Hunt gold production and the payment of the cash consideration.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Karora to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could affect the outcome include, among others: future prices and the supply of metals; the results of drilling; inability to raise the money necessary to incur the expenditures required to retain and advance the properties; environmental liabilities (known and unknown); general business, economic, competitive, political and social uncertainties; results of exploration programs; accidents, labour disputes and other risks of the mining industry; political instability, terrorism, insurrection or war; or delays in obtaining governmental approvals, projected cash operating costs, failure to obtain regulatory or shareholder approvals. For a more detailed discussion of such risks and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, refer to Karora 's filings with Canadian securities regulators, including the most recent Annual Information Form, available on SEDAR at www.sedar.com.

Although Karora has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Karora disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

Cautionary Statement Regarding the Higginsville Mining Operations

A production decision at the Higginsville gold operations was made by previous operators of the mine, prior to the completion of the acquisition of the Higginsville gold operations by Karora and Karora made a decision to continue production subsequent to the acquisition. This decision by Karora to continue production and, to the knowledge of Karora, the prior production decision were not based on a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, which include increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that anticipated production costs will be achieved. Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation’s cash flow and future profitability. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

For more information, please contact:

Karora Resources Inc.

Rob Buchanan

Director, Investor Relations

T: (416) 363-0649

www.karoraminerals.com

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or Ryan McIntyre, President

Phone:	(604) 343-6225
Email:	info@maverixmetals.com

www.maverixmetals.com

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